UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2015 (Report No. 3)

Commission file number: 001-36578

BIOBLAST PHARMA LTD.

(Translation of registrant's name into English)

37 Dereh Menechem Begin St., 15th Floor

Tel Aviv 6522042 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

This Report of Foreign Private Issuer on Form 6-K of the Registrant consists of the press release issued by the Registrant on June 25, 2015, announcing that it received orphan drug designation from the European Commission for Cabaletta for the treatment of Oculopharyngeal Muscular Dystrophy, which is attached hereto as Exhibit 99.1.

The first paragraph of the press release attached to this Form 6-K of the Registrant is incorporated by reference into the registration statement on Form S-8 (File No. 333-203114) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Press Release issued by BioBlast Pharma Ltd. on June 25, 2015, announcing that it received orphan drug designation from the European Commission for Cabaletta for the treatment of Oculopharyngeal Muscular Dystrophy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioBlast Pharma Ltd. (Registrant) By /s/ Colin Foster
Name: Colin Foster Chief Executive Officer and President

Date: June 25, 2015